FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of April 2005

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

                        S   A   M   E   X      M   I   N   I   N   G      C   O   R   P.

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No. 4-05

           April 20, 2005

OPTIONS EXPIRE – NEW OPTIONS GRANTED

On April 19, 2005, five-year-old stock options expired that had been granted to acquire an aggregate of 2,175,000 shares at a price of $0.40 per share.  The expired options of seven directors/officers and of one employee have been replaced as part of the grant of new options as follows: a new option was granted to an employee for the purchase of 30,000 shares at a price of $0.40 per share and new options were granted to directors/officers for the purchase of 2,225,000 shares at a price of $0.40 per share.  The options are subject to a four-month hold period until August 20, 2005 and will expire April 20, 2015.

“Jeffrey P. Dahl”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

S   A   M   E   X           M   I   N   I   N   G          C  O  R  P.

S   A   M   E   X           M   I   N   I   N   G          C  O  R  P.

     S   A   M   E   X      M   I   N   I   N   G      C   O   R   P .

301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

April 20, 2005

BC Securities Commission

filed on SEDAR

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

Dear Sirs:

RE: Material Change Report

Enclosed herewith for filing are the following:

The foregoing accurately discloses the material change referred to herein.

1.        BC Form 53-901F - Material Change Report; and

2.        Copy of the Company’s News Release No. 4-05 dated April 20, 2005.

Yours truly,

“Brenda L. McLean”

Corporate Secretary

/blm

Encl.

cc:  TSX Venture Exchange - filed on SEDAR

      Alberta Securities Commission – filed on SEDAR

      US Securities Commission – filed on EDGAR

This is the form of a material change report required under Section 85(1) of the British Columbia Securities Act and Section 151 of the British Columbia Securities Rules.

BC FORM 53-901F

(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT

Reporting Issuer

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Date of Material Change

April 20, 2005

Press Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on April 20, 2005 and was disseminated through the wire services of Stockwatch, Market News Publishing and Stockhouse News.

Summary of Material Change

2,255,000 stock options were granted on April 20, 2005 at a price of $0.40 per share, expiring on April 20, 2015.

Full Description of Material Change

On April 19, 2005, five-year-old stock options expired that had been granted to acquire an aggregate of 2,175,000 shares at a price of $0.40 per share.  The expired options of seven directors/officers and of one employee have been replaced as part of the grant of new options as follows: a new option was granted to an employee for the purchase of 30,000 shares at a price of $0.40 per share and new options were granted to directors/officers for the purchase of 2,225,000 shares at a price of $0.40 per share.  The options are subject to a four-month hold period until August 20, 2005 and will expire April 20, 2015.

Reliance on Section 85(2) of the Act

This report is not being made on a confidential basis.

Omitted Information

Not applicable

Senior Officers

To facilitate any necessary follow-up by the Commission, please contact Larry McLean, Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Abbotsford, British Columbia, the 20th day of April, 2005.

“Larry D. McLean”

Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      "Larry D. McLean"

           Vice President, Operations

Dated: April 20, 2005